UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
LCA-VISION INC.

(Name of Issuer)
Common Stock, $0.001 Par Value

(Title of Class of Securities)
501803308
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	501803308	13G	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%(see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	501803308	13G	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%(see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	501803308	13G	Page	4	of	8	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%(see Item 4)

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a) Name of Issuer:
LCA-Vision Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
7840 Montgomery Road, Cincinnati, Ohio 45236
Items 2(a) Name of Person Filing:
This statement is filed by: (i) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of common stock, $0.001 par value (“Shares”), of the Issuer beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); (ii) CR Intrinsic Investments with respect to Shares beneficially owned by it; and (iii) Steven A. Cohen with respect to Shares beneficially owned by CR Intrinsic Investors and CR Intrinsic Investments.
Item 2(b) Address of Principal Business Office:
The address of the principal business office of (i) CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies.
Item 2(c) Citizenship:
CR Intrinsic Investors is a Delaware limited liability company. CR Instrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
Item 2(d) Title of Class of Securities:
Common Stock, $0.001 par value
Item 2(e) CUSIP Number:
501803308
Item 3     Not Applicable
Item 4 Ownership:
As of the close of business on December 31, 2008:

1. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
2. CR Intrinsic Investments, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
3. Steven A. Cohen
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
CR Intrinsic Investors and Mr. Cohen do not directly own any Shares. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen controls CR Intrinsic Investors. Each of CR Intrinsic Investors and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2009
CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

CR INTRINSIC INVESTMENTS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person